Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

NON EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

Jersey, Channel Islands, 5 May 2015 – Randgold Resources confirms that following approval by the shareholders at the Company’s Annual General Meeting held earlier today and in terms of their fees as directors of the Company, the chairman was awarded 2 500 ordinary shares, the senior non-executive director was awarded 2 000 ordinary shares and each other non-executive director was awarded 1 500 ordinary shares (together "Shares"). The Shares will vest immediately.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com